Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

***

The following is a press release issued by Gas Natural SDG, S.A. in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

GAS NATURAL RESPECTS THE OPINION OF THE TDC, BUT MAINTAINS THAT THE TRANSACTION DOES NOT RAISE ANY COMPETITION ISSUES

•	The report of the Antitrust Court (Tribunal de Defensa de Competencia) (TDC), which is not binding, is one more step in the administrative formalities of the tender offer (OPA) for Endesa.

•	The Council of Ministers will adopt a decision with respect to the transaction, taking into account the reports of the Spanish National Energy Commission (Comisión Nacional de la Energía), the Antitrust Authority (Servicio de Defensa de la Competencia) (SDC) and the TDC.

Gas Natural respects the decision made public today by the Antitrust Court (Tribunal de Defensa de la Competencia) (TDC) with respect to the transaction, although it does not share the TDC’s position, which appears to be based on presumptions and is not consistent with the TDC’s precedents for similar cases in the past.

The company believes that the TDC opinion does not give sufficient proof of the absence of conditions that would resolve the competition issues that might be caused by this transaction.

To this effect, Gas Natural believes that it is paradoxical that the TDC, in its final opinion, considers that it cannot give its approval to this transaction, with conditions, while this same agency recommended, with conditions, the merger proposed by Endesa and Iberdrola in 2000, despite the fact that, together, they totaled 80% of the electricity market.

As of now, the Council of Ministers has to evaluate the existing circumstances, in view of the different non-binding reports issued throughout the proceeding.

A TRANSACTION WITH BENEFITS FOR THE CONSUMER

The company points out that this transaction is beneficial for the Spanish energy sector and does not impair competition.

Furthermore, with respect to the integration of the gas and electricity businesses, the European Commission has not seen any reason to prohibit the existence of integrated gas and electricity distributors. In this regard, several European markets have gas and electricity distribution networks being managed in an integrated manner to the benefit of consumers.

THE TRANSACTION IS ON SCHEDULE

The TDC report has been issued within the specified time frame and is one step in the administrative formalities of the transaction, which began on September 5, with the presentation of the offer to the Spanish National Securities Exchange Commission (Comisión Nacional del Mercado de Valores) (CNMV).

This opinion is in addition to the two other prior reports prepared by the National Energy Commission (CNE) and the Antitrust Authority (SDC).

The transaction has the CNE’s favorable report on the subject of Function 14, which is binding. The CNE report demonstrates that the transaction does not affect regulated businesses because, as it is proposed, it does not jeopardize the regulated activities of gas and electricity. Likewise, the CNE report states that the new group will have a solid financial structure to support planned and future investments in the regulated business.

On December 20, the CNE also issued the report on Function 15, which analyzed the transaction from the competition viewpoint. In this case, the CNE also recommended that the transaction be approved, with certain conditions.

At this point, and with all the reports issued by the CNE, the SDC and the TDC, it will be up to the Spanish Government to make a decision concerning the transaction.

Barcelona, January 5, 2006.